UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

GigPeak, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37518Q109

(CUSIP Number)

Gregory L. Waters

President and Chief Executive Officer

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road, San Jose, California

(408) 284-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Latham & Watkins LLP

Attention: Mark Roeder and Josh Dubofsky

140 Scott Drive, Menlo Park, CA 94025

(650)328-4600

February 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.*

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518Q109	SCHEDULE 13D	Page 2 of 11 Pages

1.	Name of Reporting Person Integrated Device Technology, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 4,853,588 shares of Common Stock[1]
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,853,588 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%[2]
14.	Type of Reporting Person CO

[1]	Beneficial ownership of the Shares (as defined below) of the Company (as defined below) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
[2]	The percentage calculation is based on (i) 67,421,437 shares of Common Stock outstanding as of February 10, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)), (ii) 1,152,233 shares of Common Stock held by the Supporting Stockholders (as defined below) and (iii) 3,701,355 shares of Common Stock underlying stock options that are held by the Supporting Stockholders that are exercisable as of February 10, 2017 or will become exercisable within 60 days thereafter.

CUSIP No. 37518Q109	SCHEDULE 13D	Page 3 of 11 Pages

1.	Name of Reporting Person Glider Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 4,853,588 shares of Common Stock[3]
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,853,588 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%[4]
14.	Type of Reporting Person CO

[3]	See Footnote 1 above.
[4]	See Footnote 2 above.

CUSIP No. 37518Q109	SCHEDULE 13D	Page 4 of 11 Pages

Item 1.	Security and GigPeak.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of GigPeak, Inc., a Delaware corporation (“GigPeak”). GigPeak’s principal executive offices are located at 130 Baytech Drive, San Jose, CA 95134.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Integrated Device Technology, Inc. (“IDT”), and Glider Merger Sub, Inc. (the “Purchaser,” and together with IDT, the “Reporting Persons”), a wholly-owned subsidiary of IDT.

IDT was incorporated in California in 1980 and reincorporated in Delaware in 1987. IDT has its principal executive offices at 6024 Silver Creek Valley Road, San Jose, California.

IDT develops system-level solutions that optimize customers’ applications in key markets. IDT’s products in radio frequency (RF), timing, wireless power transfer, serial switching, interfaces and sensing solutions are used for development in areas such as 4G infrastructure, network communications, cloud datacenters and power management for computing and mobile devices.

The Purchaser was incorporated in Delaware in 2017 for the sole purposes of entering into the Merger Agreement and the Support Agreement (each as defined below) and consummating the transactions contemplated thereby, including making the Offer (as defined in Item 3), and has not carried on any activities to date other than those incident to its formation, entering into such agreements and the commencement of the Offer. The Purchaser has its principal executive offices at 6024 Silver Creek Valley Road, San Jose, California.

During the last five years, neither the Purchaser nor IDT nor, to the knowledge of the Purchaser or IDT, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, principal occupation or employment, and business address of each of the directors and executive officers of the Purchaser and IDT are set forth in Schedule A hereto.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.

CUSIP No. 37518Q109	SCHEDULE 13D	Page 5 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below), described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger (as defined below) is approximately $250 million, including related fees and expenses. The Reporting Persons expect to fund these payments through a combination of cash on hand and $200 million in committed financing from JPMorgan Chase Bank, N.A. (“JPMorgan”) pursuant to a commitment letter (the “Commitment Letter”) entered into by and between IDT and JPMorgan on February 13, 2017. The obligation of JP Morgan to provide financing is subject to customary conditions. The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, the terms of which are incorporated herein by reference to Exhibit 10.1.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

On February 13, 2017, IDT, the Purchaser and GigPeak entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Purchaser will commence a tender offer (the “Offer”) to purchase all the outstanding Shares at a price of $3.08 (the “Per Share Amount”), net to the seller in cash, without interest thereon, less applicable federal withholding taxes.

The Purchaser will commence the Offer as promptly as reasonably practicable (and in any event within fifteen (15) business days from the date of the Merger Agreement). The Offer will expire at midnight (New York City time) at the end of the day on the date that is twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer, unless extended in accordance with the terms of the Merger Agreement, including as required by the applicable rules and regulations of the United States Securities and Exchange Commission. Completion of the Offer is subject to several conditions, including: (i) there being validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares (if any) then owned by IDT or any of its wholly-owned subsidiaries represents at least a majority of the Shares then outstanding (determined on a fully-diluted basis) and no less than a majority of the voting power of the Shares then outstanding (determined on a fully-diluted basis), (ii) the expiration or early termination of any applicable waiting period or receipt of required clearance, consent authorization or approval relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) certain other customary conditions set forth on Annex I of the Merger Agreement.

As soon as practicable following the consummation of the Offer, the Purchaser will merge with and into GigPeak, with GigPeak surviving as a wholly-owned subsidiary of IDT, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of

CUSIP No. 37518Q109	SCHEDULE 13D	Page 6 of 11 Pages

Delaware, with no stockholder approval required to consummate the Merger (the “Merger”). Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any Shares (i) that are owned by or held in the treasury of GigPeak, or owned by IDT or any direct or indirect wholly-owned subsidiaries of IDT or GigPeak or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest, subject to any applicable withholding taxes.

IDT, the Purchaser and GigPeak have made customary representations, warranties and covenants in the Merger Agreement, including using commercially reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable. GigPeak has agreed to (i) conduct its business only in the ordinary course of business consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of GigPeak, and (iii) use commercially reasonable efforts to preserve intact its business organization, the value of its assets, present relationships and goodwill with governmental authorities. Furthermore, GigPeak has agreed not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or encourage (including by way of furnishing non-public information) any competing proposal or competing inquiry, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or afford to any other Person access to the business, properties, assets, books, records or any personnel of the Company or its subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a competing proposal or competing inquiry, (iii) approve, endorse, recommend, execute or enter into any term sheet, letter of intent, acquisition agreement, or similar contract (other than an acceptable confidentiality agreement) with respect to any competing proposal or (iv) certain other restrictions set forth in the Merger Agreement. Subject to the satisfaction of certain conditions, GigPeak and its board of directors, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the board of directors’ recommendation following receipt of an unsolicited proposal, if the board of directors of GigPeak determines in good faith, after consultation with GigPeak’s independent financial advisors and outside legal counsel, that such unsolicited proposal constitutes a superior proposal and that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

On February 13, 2017, in connection with the Merger Agreement, IDT and the Purchaser entered into a Tender and Support Agreement (the “Support Agreement”) with each of the members of the board of directors of GigPeak (the “Supporting Stockholders”). As a result of the Support Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Shares which are subject of this Schedule 13D. None of the Reporting Persons has paid to the Supporting Stockholders any funds in connection with the execution of the Support Agreement. The Support Agreement was entered into concurrently with the execution and delivery of, and as a condition to the willingness of IDT and the Purchaser to enter into, the Merger Agreement.

CUSIP No. 37518Q109	SCHEDULE 13D	Page 7 of 11 Pages

Pursuant to the terms of the Support Agreement, each Supporting Stockholder has agreed to validly tender or cause to be tendered in the Offer all of such Supporting Stockholder’s Shares owned by them as of the date of the Support Agreement or acquired by them after such date (collectively, the “Subject Shares”) free and clear of all encumbrances and no later than ten (10) business days after the commencement of the Offer. Each Supporting Stockholder has agreed that, once such Supporting Stockholder’s Subject Shares are tendered, such Supporting Stockholder shall not withdraw or cause to be withdrawn any of such Subject Shares from the Offer, unless and until the Merger Agreement shall have been terminated.

The Supporting Stockholders have also agreed that at any meeting of the holders of Shares held while the Support Agreement is in effect, the Supporting Stockholders will vote their Subject Shares (i) in favor of (A) approval and adoption of the Merger Agreement and the transactions contemplated thereunder and (B) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement, (ii) against: (A) any action or agreement which is intended or would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent, in each case in any material respect the Offer or the Merger, (B) any competing proposal and any action in furtherance of any competing proposal, (C) any amendment to the certificate of incorporation or bylaws of GigPeak, (D) any material change to the capitalization of GigPeak, (E) any change in a majority of the members of the GigPeak Board of Directors or (F) any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition set forth in Annex I to the Merger Agreement or result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under this Agreement. In furtherance of the Supporting Stockholders’ covenants under the Support Agreement, the Supporting Stockholders agreed to appoint IDT as their attorney-in-fact and proxy to attend all meetings of the holder of Shares and to vote their Subject Shares in connection with the actions described in the immediately preceding sentence.

The Support Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer any equity interests in GigPeak, including the Subject Shares or to grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Supporting Stockholder’s Subject Shares. However, a Supporting Stockholder may transfer its Subject Shares to any wholly-owned Subsidiary of such Supporting Stockholder provided that such transferee agrees in writing to be bound by the terms and conditions of the Support Agreement.

The Support Agreement will terminate automatically, without any notice or action, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger.

Based upon information provided by the GigPeak and the Supporting Stockholders, excluding options to purchase Shares, the Supporting Stockholders beneficially owned, in the aggregate 1,152,233 Shares (representing approximately 1.7 percent of all outstanding Shares) as of February 10, 2017. Including 3,701,355 options to purchase Shares exercisable on February 10, 2017 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 4,852,588 Shares (representing approximately 7.0 percent of all outstanding Shares after giving effect to the exercise of such options) as of February 10, 2017.

CUSIP No. 37518Q109	SCHEDULE 13D	Page 8 of 11 Pages

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, GigPeak while allowing GigPeak’s stockholders an opportunity to receive the Offer Price by tendering their Shares in the Offer. After the consummation of the Offer, IDT and the Purchaser intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of GigPeak will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of GigPeak will be amended and restated as set forth in an exhibit to the Merger Agreement and (iii) the directors and officers of the Purchaser immediately prior to the effective time of the Merger will be the initial directors and officers of GigPeak.

Following the Merger, the Shares will no longer be traded on the NYSE MKT, there will be no public market for the Shares and the registration of the Shares under the Exchange Act will be terminated.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Support Agreement is qualified in its entirety by reference to the full texts of these agreements, the terms of which are incorporated herein by reference to Exhibit 2.1 and Exhibit 99.1.

Except as described above, IDT and the Purchaser do not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4.

About the Tender Offer

The Offer for the outstanding Shares has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, Reporting Parties will file a tender offer statement on Schedule TO with the SEC, and the GigPeak will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. The Offer to purchase shares of Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by the GigPeak’s stockholders before any decision is made with respect to the Offer. These materials will be sent free of charge to all of the GigPeak’s stockholders when available. All stockholders of the GigPeak may obtain a free copy of the tender offer statement and the solicitation/recommendation statement (when available) on the SEC’s website: www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Copies of the GigPeak’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the GigPeak’s website at www.gigpeak.com.

CUSIP No. 37518Q109	SCHEDULE 13D	Page 9 of 11 Pages

GIGPEAK’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5.	Interest in the Securities of the Issuer.

(a)—(b) Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any Shares. As a result of the Support Agreement, the Reporting Persons may be deemed to possess shared voting power to vote up to 4,853,588 Shares with respect to certain matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 4,853,588 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 7.0 percent of the outstanding Shares as of February 10, 2017 (after giving effect to the exercise of options to purchase 3,701,355 Shares held by the Supporting Stockholders that are exercisable within 60 days of February 10, 2017).

The Reporting Persons (i) are not entitled to any rights as a stockholder of GigPeak as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaim all beneficial ownership of such Shares as permitted by Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(a)–(b), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Shares.

(c) Except as described in this Schedule 13D, there have been no transactions in Shares effected by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule A, during the past 60 days.

(d) Other than the Supporting Stockholders, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any person named in Schedule A, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the GigPeak.

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Except for the Merger Agreement and the Support Agreement (and to the knowledge of the persons listed in Schedule A) (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise)

CUSIP No. 37518Q109	SCHEDULE 13D	Page 10 of 11 Pages

among any of the Reporting Persons and any person listed in Schedule A or between such persons and any other person with respect to any securities of GigPeak, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (b) none of the Shares are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the Shares.

CUSIP No. 37518Q109	SCHEDULE 13D	Page 11 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated February 13, 2017, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc. and GigPeak, Inc.

10.1	Commitment Letter, dated February 13, 2017, between JP Morgan Chase Bank, N.A. and Integrated Device Technology, Inc.

99.1	Tender and Support Agreement, dated February 13, 2017, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc. and certain stockholders of GigPeak, Inc.

99.2	Joint Filing Agreement, dated February 21, 2017, between Integrated Device Technology, Inc. and Glider Merger Sub, Inc.

*	Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IDT will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INTEGRATED DEVICE TECHNOLOGY, INC.

By:	/s/ Gregory L. Waters
Name:	Gregory L. Waters
Its:	President and Chief Executive Officer

GLIDER MERGER SUB, INC.

By:	/s/ Gregory L. Waters
Name:	Gregory L. Waters
Its:	President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND IDT

Directors and Executive Officers of IDT. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years of each director and executive officer of IDT and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is: c/o Integrated Device Technology, 6024 Silver Creek Valley Road, San Jose, California. Unless otherwise indicated, each occupation set forth opposition an individual’s name refers to the employment with IDT. All directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment
Gregory L. Waters	Director, President and Chief Executive Officer

Brian C. White	Vice President and Chief Financial Officer

Matthew D. Brandalise	Vice President and General Counsel

Sailesh Chittipeddi, Ph.D	Executive Vice President, Global Operations and Chief Technical Officer

Mario Montana	Vice President and General Manager- , Automotive and Industrial Division, Acting Chief Sales Officer

Sean Fan	Vice President and General Manager, Computing and Communications Division

Frantz Saintellemy	Vice President, IoT Systems

Dave Shepard	Vice President and General Manager, Consumer Products Division

Anja Hamilton	Vice President, Global Human Resources

John Schofield	Chairman of the Board of Directors

Ken Kannappan	Director

Umesh Padval	Director

Gordon Parnell	Director

Robert Rango	Director

Norman Taffe	Director

Selena LaCroix	Director

Directors and Executive Officers of the Purchaser. The name and position with the Purchaser of each director and executive officer of the Purchaser is set forth below. Unless set forth below, the other required information with respect to each such person is set forth under “Directors and Executive Officers of IDT”. Unless otherwise indicated, the business address of each such director and executive officer is: 6024 Silver Creek Valley Road, San Jose, California. All directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment
Gregory L. Waters	Director, President and Chief Executive Officer

Brian C. White	Director and Treasurer

Matthew D. Brandalise	Director and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated February 13, 2017, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc. and GigPeak, Inc.

10.1	Commitment Letter, dated February 13, 2017, between JP Morgan Chase Bank, N.A. and Integrated Device Technology, Inc.

99.1	Tender and Support Agreement, dated February 13, 2017, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc. and certain stockholders of GigPeak, Inc.

99.2	Joint Filing Agreement, dated February 21, 2017, between Integrated Device Technology, Inc. and Glider Merger Sub, Inc.

*	Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IDT will furnish copies of any such schedules and exhibits to the SEC upon request.